UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*

                           Mercer Insurance Group Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    587902107
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
            (Name, address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 4, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 587902107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                              (b) [ ]

3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

NUMBER OF       7  SOLE VOTING POWER
SHARES             4,023 Shares of Common stock
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           4,515 Shares of Common Stock
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          4,023 Shares of Common stock
PERSON WITH     10 SHARED DISPOSITIVE POWER
                   4,515 Shares of Common Stock

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,538 Shares of Common stock

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.13%

14 TYPE OF REPORTING PERSON*
        CO, BD, IA

                                  SCHEDULE 13D

CUSIP NO. 587902107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                              (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED        [ ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
        New York

NUMBER OF       7  SOLE VOTING POWER
SHARES             96,616 Shares of Common stock
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           -----
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          96,616 Shares of Common stock
PERSON WITH     10 SHARED DISPOSITIVE POWER
                   -----

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        96,616 Shares of Common stock

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.47%

14 TYPE OF REPORTING PERSON*
        PN, BD

                                  SCHEDULE 13D

CUSIP NO. 587902107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                              (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*

        WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands

NUMBER OF       7  SOLE VOTING POWER
SHARES             23,433 Shares of Common stock
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           --------
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          23,433 Shares of Common stock
PERSON WITH     10 SHARED DISPOSITIVE POWER
                   -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        23,433 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.36%

14 TYPE OF REPORTING PERSON*
        CO

                                  SCHEDULE 13D

CUSIP NO. 587902107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Loeb Marathon Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                              (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*

        WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

NUMBER OF       7  SOLE VOTING POWER
SHARES             91,896 Shares of Common stock
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           --------
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          91,896 Shares of Common stock
PERSON WITH     10 SHARED DISPOSITIVE POWER
                   -------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        91,896 Shares of Common Stock

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.40%

14 TYPE OF REPORTING PERSON*
        PN

                                  SCHEDULE 13D

CUSIP NO. 587902107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Loeb Marathon Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                              (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*

        WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands

NUMBER OF       7  SOLE VOTING POWER
SHARES             63,394 Shares of Common stock
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           --------
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          63,394 Shares of Common stock
PERSON WITH     10 SHARED DISPOSITIVE POWER
                   -------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        63,394 Shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.97%

14 TYPE OF REPORTING PERSON*
        CO

                                  SCHEDULE 13D

CUSIP NO. 587902107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Loeb Arbitrage B Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                              (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*

        WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

NUMBER OF       7  SOLE VOTING POWER
SHARES             28,025 Shares of Common stock
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           --------
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          28,025 Shares of Common stock
PERSON WITH     10 SHARED DISPOSITIVE POWER
                   -------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        28,025 Shares of Common stock

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
   CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.43%

14 TYPE OF REPORTING PERSON*
        PN

                                  SCHEDULE 13D

CUSIP NO. 587902107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Loeb Offshore B Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                              (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*

        WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands

NUMBER OF       7  SOLE VOTING POWER
SHARES             8,193 Shares of Common stock
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           --------
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          8,193 Shares of Common stock
PERSON WITH     10 SHARED DISPOSITIVE POWER
                   -------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        8,193 Shares of Common stock

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
   CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.12%

14 TYPE OF REPORTING PERSON*
        CO

Item 1.  Security and Issuer.
------   -------------------

     This statement refers to the Common Stock of Mercer Insurance Group, Inc., 10 North Highway 31, P.O. Box 278, Pennington, N.J., 08534 .

Item 2.  Identity and Background.
------   -----------------------

     Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Loeb Arbitrage B Fund LP ("LAFB") is a Delaware limited partnership. Its general partner is Loeb Arbitrage B Management, LLC. The President of these general partners is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President; Peter A. Tcherepnine, Vice President; and Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") and Loeb Offshore B Fund Ltd. ("LOFB") are each a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF and LOFB. Gideon J. King and Thomas L. Kempner are Directors of LOF and LOFB and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Compensation.
------   ------------------------------------------------

     Shares of Common Stock were acquired by LAF, LPC**, LOF, LAFB, LOFB, LMF and LMOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.  Purpose of Transaction.
------   ----------------------

     LAF, LPC**, LOF, LAFB, LOFB, LMF and LMOF ("Loeb") have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

     Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

     (a) The persons reporting hereby owned the following shares of Common Stock as of September 4, 2007.

                             Shares of Common Stock
                             ----------------------

        Loeb Arbitrage Fund                             96,616
        Loeb Partners Corporation**                      8,538
        Loeb Offshore Fund Ltd.                         23,433
        Loeb Marathon Fund LP                           91,896
        Loeb Marathon Offshore Fund Ltd.                63,394
        Loeb Arbitrage B Fund LP                        28,025
        Loeb Offshore B Fund Ltd.                        8,193
                                                       -------
                                                       320,095

-----------------
** Including shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

The total shares of Common Stock constitute 4.88% of the 6,560,720 outstanding shares of Common Stock as reported by the Issuer.

     (b)  See paragraph (a) above

     (c) The following purchases and sales of Common Stock have been made since Loeb's previous filing related to the Issuer:

                     Purchases and Sales (-) of Common Stock
                     ---------------------------------------

Holder                                    Date      Shares   Average Price
Loeb Partners Corp.**                 07-12-07          12          $19.79
                                      07-13-07           9           19.88
                                      08-14-07          -7           19.24
                                      08-14-07         -59           18.60
                                      08-15-07          -3           18.59
                                      08-16-07         -15           18.12
                                      08-17-07        -103           18.68
                                      08-21-07         -51           17.70
                                      08-22-07        -285           17.92
                                      08-23-07        -126           17.96
                                      08-24-07         -51           17.98
                                      08-30-07          -8           17.80
                                      08-31-07         -84           17.92

Holder                                    Date      Shares   Average Price
Loeb Arbitrage Fund                   07-12-07         150          $19.79
                                      07-13-07         112           19.88
                                      08-14-07        -626           18.60
                                      08-14-07         -93           19.25
                                      08-15-07         -32           18.60
                                      08-16-07        -151           18.12
                                      08-17-07      -1,083           18.68
                                      08-21-07        -540           17.70
                                      08-22-07      -3,000           17.92
                                      08-23-07      -1,316           17.96
                                      08-24-07        -540           17.98
                                      08-30-07         -77           17.80
                                      08-31-07        -837           17.92
                                      09-04-07      -1,653           17.92

Holder                                    Date      Shares   Average Price
Loeb Offshore Fund                    07-12-07          38          $19.79
                                      07-13-07          29           19.88
                                      08-14-07         -18           19.25
                                      08-14-07        -153           18.60
                                      08-15-07          -8           18.60
                                      08-16-07         -37           18.12
                                      08-17-07        -264           18.68
                                      08-21-07        -132           17.70
                                      08-22-07        -732           17.92
                                      08-23-07        -321           17.96
                                      08-24-07        -132           17.98
                                      08-30-07         -19           17.80
                                      08-31-07        -204           17.92
                                      09-04-07        -366           17.92

Holder                                    Date      Shares   Average Price
Loeb Marathon Fund LP                 07-12-07         118          $19.79
                                      07-13-07          89           19.88
                                      08-15-07         -29           18.57
                                      08-16-07        -146           18.12
                                      08-17-07      -1,043           18.68
                                      08-21-07        -520           17.70
                                      08-22-07      -2,888           17.92
                                      08-23-07      -1,269           17.95
                                      08-24-07        -520           17.98
                                      08-30-07         -74           17.80
                                      08-31-07        -809           17.92
                                      09-04-07      -1,444           17.92

Holder                                    Date      Shares   Average Price
Loeb Marathon Offshore Fund Ltd.      07-12-07          81          $19.79
                                      07-13-07          61           19.88
                                      08-15-07         -20           18.57
                                      08-16-07         -99           18.12
                                      08-17-07        -709           18.68
                                      08-21-07        -353           17.70
                                      08-22-07      -1,963           17.92
                                      08-23-07        -862           17.95
                                      08-24-07        -353           17.98
                                      08-30-07         -50           17.80
                                      08-31-07        -550           17.92
                                      09-04-07        -981           17.92

Holder                                    Date      Shares   Average Price
Loeb Arbitrage B Fund LP              08-03-07         700          $19.81
                                      08-07-07         200           19.89
                                      08-13-07       8,085           19.14
                                      08-14-07        -125           18.60
                                      08-15-07          -6           18.60
                                      08-16-07         -44           18.12
                                      08-17-07        -315           18.68
                                      08-21-07        -157           17.70
                                      08-22-07        -874           17.92
                                      08-23-07        -384           17.96
                                      08-24-07        -157           17.99
                                      08-30-07         -22           17.80
                                      08-31-07        -244           17.92
                                      09-04-07        -429           17.92

Holder                                    Date      Shares   Average Price
Loeb Offshore B Fund Ltd,             08-03-07         100          $19.81
                                      08-13-07       2,367           19.14
                                      08-14-07         -37           18.60
                                      08-15-07          -2           18.60
                                      08-16-07         -13           18.12
                                      08-17-07         -93           18.68
                                      08-21-07         -47           17.70
                                      08-22-07        -258           17.92
                                      08-23-07        -114           17.96
                                      08-24-07         -47           17.99
                                      08-30-07          -7           17.80
                                      08-31-07         -72           17.92
                                      09-04-07        -127           17.92

-----------------
** Including shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on Nasdaq.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   ---------------------------------------------------------------------
         to the Issuer
         -------------

          None.

Item 7.  Materials to be Filed as Exhibits.
------   ---------------------------------

          None.

Signature
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 7, 2007                      Loeb Partners Corporation

                                       By: /s/ Michael S. Emanuel
                                       Senior Vice President


September 7, 2007                      Loeb Arbitrage Fund
                                       By: Loeb Arbitrage Management, Inc., G.P.

                                       By: /s/ Michael S. Emanuel
                                       Vice President


September 7, 2007                      Loeb Offshore Fund Ltd.

                                       By: /s/ Michael S. Emanuel
                                       Vice President


September 7, 2007                      Loeb Arbitrage B Fund LP
                                       By: Loeb Arbitrage B Management LLC, G.P.

                                       By: /s/ Michael S. Emanuel
                                       Vice President


September 7, 2007                      Loeb Offshore B Fund Ltd.

                                       By: /s/ Michael S. Emanuel
                                       Vice President


September 7, 2007                      Loeb Marathon Fund LP
                                       By: Loeb Arbitrage Management, Inc., G.P.

                                       By: /s/ Michael S. Emanuel
                                       Vice President


September 7, 2007                      Loeb Marathon Offshore Fund, Ltd.

                                       By: /s/ Michael S. Emanuel
                                       Vice President